UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. _4_)

Hemisphere Media Group, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

42365Q103

(CUSIP Number)

Jonathan Brolin

Edenbrook Capital, LLC

116 Radio Circle

Mount Kisco, NY 10549
(914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 42365Q103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,653,402
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,653,402
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,653,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.91%
14	TYPE OF REPORTING PERSON (See Instructions)
IA,OO

SCHEDULE 13D

CUSIP No. 42365Q103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,653,402
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,653,402
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,653,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.91%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on May 18, 2020, as subsequently amended on Schedule 13D (as amended thereby and hereby, the "Schedule 13D"), with respect to the Class A Common Stock, par value $0.0001(the "Class A Common Stock") of Hemisphere Media Group, Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 3, 5 and 6 as set forth below.

Item 3. Source and Amount of Funds or Other Considerations

Shares reported represent 2,653,402 shares of Class A Common Stock of the Issuer. The Reporting Persons used a total of approximately $26,494,845 to acquire the Class A Common Stock reported in this Schedule 13D. The Class A Common Stock was purchased with the investment capital of the private funds advised by Edenbrook.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 2,653,402 shares of Class A Common Stock, constituting 12.91% of the shares of Class A Common Stock, based upon 20,550,862 shares of Class A Common Stock issued and outstanding as of November 3, 2021 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September  30, 2021, filed with the Securities and Exchange Commission on November 8, 2021.

(b) Edenbrook and Mr. Brolin have the sole power to vote or direct the vote of 0 shares of Class A Common Stock; has the shared power to vote or direct the vote of 2,653,402 shares of Class A Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class A Common Stock; and has the shared power to dispose or direct the disposition of 2,653,402 shares of Class A Common Stock.

(c) Information concerning transactions in the shares of Class A Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in the shares of Class A Common Stock listed hereto were effected in the open market through various brokerage entities.

(d) No person other than the Reporting Persons and the private investment funds advised by Edenbrook are known to have the right to receive, or the power to direct the receipt of dividends from, or procedes from the sale of, the shares of Class A Common Stock held by the private funds advised by Edenbrook.

(e) Not applicable

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons wrote 5,000 put option contracts expiring in September 2022 which provide that the Reporting Persons will be required to purchase shares of Class A Common Stock at the stated strike price if the counterparty exercises such option.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2021
Dated

EDENBROOK CAPITAL, LLC /s/ Jonathan Brolin
Name: Jonathan Brolin Title: Managing Member

/s/ Jonathan Brolin
JONATHAN BROLIN

SCHEDULE 13D

Schedule A

This Schedule 13D sets forth information with respect to each purchase and sale of shares of Class A Common Stock which were effectuated by the Reporting Persons since the last filing. All transactions were effectuated in the open market through a broker.

Date	Shares	Price
2021-10-15	34,648	11.5000
2021-10-18	2,627	11.3982
2021-10-18	3,500	11.3996
2021-10-18	3,313	11.4000
2021-10-19	1,270	11.3000
2021-10-19	1,437	11.3767
2021-10-19	1,287	11.3908
2021-10-22	1,336	11.2952
2021-10-25	726	11.2997
2021-10-26	1,301	11.2977
2021-10-27	9,372	11.2851
2021-10-28	1,870	10.9934
2021-11-03	11	10.9950
2021-11-04	3,119	11.0000
2021-11-16	5,400	8.6489
2021-11-24	10,000	8.5432
2021-11-29	407	7.9000
2021-11-30	2,093	7.8323
2021-12-01	7,000	7.0411
2021-12-15	597,313	6.8900